Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending September 30, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Investor information

Shareholders’ Meeting

The Annual General Meeting will be held at 10:30 a.m. local time on Tuesday, April 27, 2004 at the Casino in Zug, Switzerland.

Transfer Agent & Registrar

For American Depository Shares (ADS) traded on the New York Stock Exchange:

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Telephone: +1 646 885 3300

Auditors

PricewaterhouseCoopers AG
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone: +41 1 630 1111
Fax: +41 1 630 1115

Stock Trading

Converium Holding Ltd common shares are traded on the SWX Swiss Stock Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First nine months of 2003
SWX Swiss Stock Exchange	High	72.00	Low	52.00
New York Stock Exchange	High	26.12	Low	19.25
First quarter of 2003
SWX Swiss Stock Exchange	High	69.25	Low	52.00
New York Stock Exchange	High	24.84	Low	19.25
Second quarter of 2003
SWX Swiss Stock Exchange	High	72.00	Low	56.05
New York Stock Exchange	High	26.12	Low	20.52
Third quarter of 2003
SWX Swiss Stock Exchange	High	66.10	Low	59.50
New York Stock Exchange	High	23.84	Low	21.67

First listed	December 11, 2001 SWX Swiss Stock Exchange and New York Stock Exchange

Major shareholders as of September 30, 2003	Fidelity International Limited, Bermuda, holds 9.87% Wellington Management Company, Boston, holds 7.68%

Investor Relations Contact

Zuzana Drozd
Head of Investor Relations
Telephone: +41 1 639 9120
E-mail: zuzana.drozd@converium.com

Financial highlights
The Converium share
Management’s discussion and analysis of financial condition and results of operations
Business development
Cautionary note regarding forward-looking statements
Statements of income
Balance sheets
Statements of cash flows
Statement of changes in equity
Schedule of segment data
Notes to the financial statements

Contents

3	Financial highlights
4	The Converium share
5	Management’s discussion and analysis of financial condition and results of operations
13	Business development
16	Cautionary note regarding forward-looking statements
18	Statements of income
19	Balance sheets
20	Statements of cash flows
21	Statement of changes in equity
22	Schedule of segment data
24	Notes to the financial statements

Financial highlights

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except per		(US$ million, except per
	share information)		share information)

	2003	2002	2003	2002

Gross premiums written	1,009.6	745.0	3,222.1	2,518.7
Net premiums written	887.4	697.3	2,971.3	2,388.8
Net premiums earned	918.6	754.8	2,715.4	2,271.9
Total investment results	52.9	88.8	183.4	160.5
Income (loss) before taxes	55.1	-41.3	150.9	1.1
Net income (loss)	44.3	-5.6	128.9	26.0
Basic earnings (loss) per share	1.12	-0.14	3.24	0.65
Annualized return on equity	10.2%	-1.4%	9.9%	2.2%
Loss ratio (non-life)	69.2%	90.0%	72.1%	78.4%
Underwriting expense ratio (non-life)	22.5%	16.5%	21.6%	21.2%
Administration expense ratio (non-life)	4.0%	5.6%	4.0%	4.6%
Combined ratio (non-life)	95.7%	112.1%	97.7%	104.2%

	Sept. 30,	Dec. 31,
	2003	2002

Total equity	1,940.0	1,738.0
Total underwriting reserves, net of reinsurance	7,801.0	6,736.0
Total invested assets	7,103.0	6,117.3
Book value per share	48.77	43.55

The Converium share

In the third quarter of 2003, the Converium share and the ADS both underperformed versus the European and the American Insurance Indices.

Converium Share versus European Insurance Index

Converium ADS versus US Insurance Index

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Results of operations

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Pre-tax income (loss)	55.1	-41.3	150.9	1.1
Net realized capital (losses) gains	-1.3	29.9	6.2	-31.4
Pre-tax operating income (loss)	56.4	-71.2	144.7	32.5
Net income (loss)	44.3	-5.6	128.9	26.0

We reported net income of US$ 44.3 million and US$ 128.9 million for the three and nine months ended September 30, 2003, respectively, representing increases of US$ 49.9 million and US$ 102.9 million versus the same periods in 2002. The increases are due to continued improvements in the non-life underwriting results, as well as pre-tax net realized capital gains in 2003 versus pre-tax net realized capital losses in 2002.

We reported pre-tax operating income (defined as pre-tax income excluding pre-tax net realized capital gains or losses) of US$ 56.4 million for the three months ended September 30, 2003, an increase of US$ 127.6 million as compared to pre-tax operating loss of US$ 71.2 million for the same period of 2002. In the third quarter of 2002, the operating results were impacted by losses from the European floods of US$ 50.0 million and the recognition of a US$ 59.6 million provision for net development on prior years’ reserves. For the nine months ended September 30, 2003, we reported pre-tax operating income of US$ 144.7 million, an increase of US$ 112.2 million as compared to pre-tax operating income of US$ 32.5 million for the same period of 2002. For the nine months ended September 30, 2003, this increase was primarily due to significant premium growth and a lower non-life combined ratio. This was partially offset by a technical loss of US$ 35.3 million on our Guaranteed Minimum Death Benefit (GMDB) book in 2003.

For the three months ended September 30, 2003, gross premiums written increased 35.5%, net premiums written increased 27.3% and net premiums earned increased 21.7%. For the nine months ended September 30, 2003, gross premiums written increased 27.9%, net premiums written increased 24.4% and net premiums earned increased 19.5%. The growth was spread across most lines of business and resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.

Our non-life combined ratio was 95.7% for the three months ended September 30, 2003, compared to 112.1% in the same period of 2002. For the nine months ended September 30, 2003, our non-life combined ratio was 97.7% compared to 104.2% in the same period of 2002. In the third quarter of 2002, our results were impacted by losses from the European floods of US$ 50.0 million and the recognition of a US$ 59.6 million provision for net development on prior years’ reserves (US$ 84.0 million for the nine months ended September 30, 2002). Pre-tax income was not materially impacted in 2003 by developments of prior years’ reserves.

We recorded pre-tax net realized capital losses of US$ 1.3 million for the three months ended September 30, 2003 and pre-tax net realized capital gains of US$ 6.2 million for the nine months ended September 30, 2003, as compared to pre-tax net realized capital gains of US$ 29.9 million and pre-tax net realized capital losses of US$ 31.4 million for the same periods of 2002, respectively.

Our effective tax rate was 19.6% for the three months and 14.6% for the nine months ended September 30, 2003. The 2003 year-to-date effective tax rate was reduced by a change in expected tax rates in Switzerland in the first quarter. Our 2002 taxes reflect a benefit of US$ 23.7 million as the result of a ruling received from the Swiss tax authorities in the third quarter of 2002.

The components of net income are described in more detail below:

Reinsurance results

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	1,009.6	745.0	3,222.1	2,518.7
Net premiums written	887.4	697.3	2,971.3	2,388.8
Net premiums earned	918.6	754.8	2,715.4	2,271.9

For the third quarter of 2003, gross premiums written increased US$ 264.6 million, or 35.5% compared to the same period of 2002, and net premiums written increased US$ 190.1 million, or 27.3% for the same period. For the nine months ended September 30, 2003, gross premiums written increased US$ 703.4 million, or 27.9% and net premiums written increased US$ 582.5 million, or 24.4% compared to the same period of 2002. We retained 92.2% and 94.8% of our gross premiums written for the nine months ended September 30, 2003 and 2002, respectively.

The increases in non-life net premiums written predominately reflect the continued improved market conditions and new client relationships in certain key markets. For the nine months ended September 30, 2003, Standard Property & Casualty Reinsurance grew by US$ 161.6 million or 14.5% and Specialty Lines grew by US$ 361.2 million or 34.6%. Life & Health Reinsurance grew by US$ 59.7 million or 26.4%, driven by growth in accident & health business in North America and in Continental Europe.

Net premiums earned for the nine months ended September 30, 2003 increased US$ 443.5 million, or 19.5% compared to the same period of 2002. The growth in net premiums earned lags that of net premiums written, as the new business written will be earned over several quarters.

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Losses, loss adjustment expenses and life benefits	-662.2	-678.5	-1,994.9	-1,789.0
Non-life loss ratio (to premiums earned)	69.2%	90.0%	72.1%	78.4%

Our losses, loss adjustment expenses and life benefits incurred decreased US$ 16.3 million, or 2.4% for the three months ended September 30, 2003 and increased US$ 205.9 million, or 11.5% for the nine months ended September 30, 2003, both as compared to the same periods of 2002. In the third quarter of 2002, we recorded US$ 50.0 million in losses related to the European floods. In addition, our result was impacted by the recognition of a US$ 59.6 million and US$ 84.0 million provision for net development on prior years’ reserves for the three and nine months ended September 30, 2002, respectively.

Pre-tax income was not materially impacted in 2003 by developments on prior years' reserves. In the third quarter of 2003, positive development of prior years’ reserves on aviation & space and property business were partially offset by developments on the motor and workers’ compensation portfolios. Risk diversification is a basic risk management tool in the insurance and reinsurance industry. As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. Converium’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

The non-life loss and loss adjustment expense ratio was 69.2% and 72.1% for the three and nine months ended September 30, 2003 as compared to 90.0% and 78.4% for the same periods in 2002. The decrease in the non-life loss ratio in 2003 reflects the strong growth of premiums with a relatively low frequency of loss activity. Pre-tax income was not materially impacted in 2003 by developments of prior years’ reserves.

Our net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

Guaranteed Minimum Death Benefit (GMDB) Business

In the three months ended September 30, 2003, based on in-depth analyses, a substantially enhanced model, and best estimates applied as assumptions for all key parameters, the Life & Health Reinsurance segment strengthened the total net reserves of its Guaranteed Minimum Death Benefit (GMDB) business by US$ 14.3 million to US$ 58.1 million. We have secured the ability to call upon additional reinsurance protection of up to US

$   75.0 million over the strengthened reserve levels at September 30, 2003. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions — i.e. mortality risks, lapse rate risks, withdrawal rate risks, and investment risks — incorporated in our models. The net amount at risk further decreased to US$ 1.0 billion as per September 30, 2003.

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Underwriting acquisition costs	-201.8	-131.3	-582.3	-478.7
Operating and administration expenses	-45.5	-48.2	-142.4	-132.3
Non-life underwriting expense ratio (to premiums earned)	22.5%	16.5%	21.6%	21.2%
Non-life administration expense ratio (to premiums written)	4.0%	5.6%	4.0%	4.6%

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased US$ 70.5 million, or 53.7% for the three months ended September 30, 2003 over the same period in 2002. In 2002, there was a cumulative catch-up for common accounts in the Lloyds capital provision and qualifying quota share business, which led to a decrease in underwriting acquisition costs of US$ 30.3 million, offset by a decrease in net premiums earned of US$ 37.8 million. The non-life underwriting expense ratio for the three months ended September 30, 2003 and 2002 was 22.5% and 16.5%, respectively.

Our underwriting acquisition costs increased 21.6% for the nine months ended September 30, 2003 over the same period in 2002. This increase is mainly related to the growth in premiums earned. The non-life underwriting expense ratio for the nine months ended September 30, 2003 and 2002 was stable at 21.6% and 21.2%, respectively.

Operating and administration expenses decreased 5.6% in the three months ended September 30, 2003 over the same period in 2002 and increased 7.6% in the nine months ended September 30, 2003 over the same period in 2002. Due to the strength of our premium growth and a strong expense management culture, the non-life administration expense ratio declined to 4.0% for the nine months ended September 30, 2003, compared to 4.6% in the same period of 2002.

Investment results

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Net investment income	54.2	58.9	177.2	191.9
Average annualized net investment income yield (pre-tax)	3.0%	4.5%	3.4%	4.8%
Net realized capital (losses) gains	-1.3	29.9	6.2	-31.4
Total investment results	52.9	88.8	183.4	160.5
Average annualized total investment income yield (pre-tax)	2.9%	6.7%	3.5%	4.1%
Change in net unrealized gains (losses) (pre-tax)	10.9	-21.4	115.9	-40.0
Total investment return (pre-tax)	63.8	67.4	299.3	120.5
Average annualized total investment return (pre-tax)	3.5%	4.9%	5.7%	3.0%

Investment results are an important part of our overall profitability. Our net investment income was US$ 54.2 million for the three months ended September 30, 2003, representing a decrease of US$ 4.7 million, or 8.0% as compared to the same period of 2002. Net investment income was US$ 177.2 million for the nine months ended September 30, 2003, representing a decrease of US$ 14.7 million, or 7.7% as compared to the same period of 2002.

Our average annualized total investment income yield was 2.9% for the three months ended September 30, 2003 as compared to 6.7% for the same period of 2002, and 3.5% for the nine months ended September 30, 2003 as compared to 4.1% for the same period of 2002. The yields in 2002 were significantly impacted by the realized capital gains recorded as a result of the restructuring of the fixed income portfolios. Additionally, the decrease in yield in 2003 is also due to sustained lower interest rates worldwide.

Our average annualized total investment return was 3.5% for the three months ended September 30, 2003 as compared to 4.9% for the same period of 2002. During 2003, we reduced the duration in certain fixed maturities portfolios as a hedge against the risk of rising interest rates. This policy, combined with the continued equity market recovery explains the positive return notwithstanding the increase in interest rates over the third quarter. For the nine months ended September 30, 2003, as a result of the global capital market recovery which positively impacted changes of the unrealized capital positions, the total investment return was US$ 299.3 million for 2003 (or average annualized total return of 5.7%), an increase of US$ 178.8 million compared to previous year (2002: US$ 120.5 million with an average annualized total return of 3.0%).

Yields and returns are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents).

We had net realized capital losses for the three months ended September 30, 2003 of US$ 1.3 million, compared to net realized capital gains of US$ 29.9 million for the same period of 2002. In 2002, the net realized capital gains were primarily due to the restructuring of the North American fixed income portfolio, resulting in gains of US$ 52.9 million. These gains were offset by impairment charges and realized capital losses on equity securities following the continued deterioration in global capital markets.

We had net realized capital gains for the nine months ended September 30, 2003 of US$ 6.2 million, compared to net realized capital losses of US$ 31.4 million for the same period of 2002. Included in the 2002 realized amounts were gains on the restructuring of the North American fixed income portfolio of US$ 52.9 million, offset by losses on the restructuring of the North American equity portfolio of US$ 32.7 million, total impairment charges of US$ 30.7 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

We recorded US$ 3.0 million and US$ 9.2 million of impairment charges for the three months and US$ 24.9 million and US$ 30.7 million for the nine months ended September 30, 2003 and 2002, respectively. Our impairment policy for fixed income and equity securities requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions. To continue to adhere to emerging asset impairment standards, starting with the second quarter, we further reinforced our already strict impairment rules. Now, any declines in value on our equity portfolio over a period of more than twelve months are recorded as realized capital losses. In the third quarter of 2003, this change resulted in additional impairment charges of US$ 2.7 million.

Other

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Other (loss) income	—	-23.5	-4.4	-19.9
Interest expense	-6.9	-3.4	-23.9	-11.4
Income tax (expense) benefit	-10.8	35.7	-22.0	24.9

Other income for the three months ended September 30, 2003 was nil as compared to other loss of US$ 23.5 million for the same period of 2002. Other loss for the nine months ended September 30, 2003 and 2002 was US$ 4.4 million and US$ 19.9 million, respectively. Other loss in 2002 includes realized currency losses of US$ 17.7 million for the third quarter and US$ 19.9 million year-to-date.

Interest expense for the three and nine months ended September 30, 2003 was US$ 6.9 million and US$ 23.9 million, respectively, compared to US$ 3.4 million and US$ 11.4 million for the same periods of 2002. The increase was mainly due to interest expense on our US$ 200.0 million 8.25% guaranteed subordinated notes issued in December 2002.

We had income tax expense of US$ 10.8 million and US$ 22.0 million for the three months and nine months ended September 30, 2003, respectively, compared to income tax benefits of US$ 35.7 million and US$ 24.9 million for the same periods in 2002. Our 2002 taxes reflect a benefit of US$ 23.7 million as the result of a ruling received from the Swiss tax authorities in the third quarter of 2002. The effective tax rate was 19.6% for the three months and 14.6% for the nine months ended September 30, 2003. The 2003 year-to-date effective tax rate was reduced by a change in expected tax rates in Switzerland in the first quarter.

Financial Condition and Liquidity

Invested Assets

As of September 30, 2003, total invested assets were US$ 7.1 billion compared to US$ 6.1 billion as of December 31, 2002, an increase of US$ 985.7 million, or 16.1%. This increase is mainly due to strong operating cash flow of US$ 904.0 million as well as increases in unrealized gains on investments, and changes in currency translation due to the weakening of the US dollar.

Our asset mix, including cash and cash equivalents, consisted of the following at September 30, 2003 and December 31, 2002:

Asset Class	As of Sept 30, 2003	As of Dec 31, 2002

Fixed maturity securities (including the Funds Withheld Asset)	80.7%	78.6%
Equity securities*	9.0%	7.0%
Cash and short-term investments	6.9%	10.5%
Real estate and other*	3.4%	3.9%

Total	100.0%	100.0%

*	PSP Swiss Property AG is included in Real estate and other with a market value of US$ 69.4 million as of September 30, 2003 and US$ 75.0 million as of December 31, 2002.

Our investments are managed mostly by external investment managers, and their performance is measured against benchmarks. The table below presents our investments in the major managed portfolios, as well as the applicable benchmark and benchmark return for the third quarter of 2003. The balances at September 30, 2003 are shown in original currencies.

	Performance 1

	Market
(in millions of original currencies unless noted)	value	Benchmark		Portfolio	Delta

Largest portfolios in US$
Fixed maturities	2,140.3	0.74%	[2]	0.65%	-0.09%
Mortgage-backed securities	850.6	0.51%	[3]	0.28%	-0.23%
Equity securities	342.0	2.81%	[4]	2.75%	-0.06%
Largest portfolios in Euro
Fixed maturities	358.9	0.27%	[5]	0.16%	-0.11%
Equity securities	135.5	2.73%	[6]	2.75%	0.02%
Largest portfolios in British pounds
Fixed maturities	116.4	-0.70%	[7]	-0.83%	-0.13%
Equity securities	51.6	2.80%	[8]	2.94%	0.14%
Largest portfolio in Swiss francs
Real estate (direct and indirect)	322.5	n.a		1.17%	n.a.
Largest portfolio in Australian $
Fixed maturities	125.3	-0.40%	[9]	-0.51%	-0.11%

[1]	Performance is defined as quarterly time-weighted return.

[2]	SSB USD WGBI 3-5 years Index/SSB World BIG Index ex MBS ex BBB 1-10

[3]	Lehman Mortgage Index

[4]	MSCI USA Index, S&P 500

[5]	SSB Euro World BIG Index ex MBS ex BBB

[6]	MSCI Euro ex UK

[7]	FTSE Government All Stock Index

[8]	MSCI UK

[9]	UBSWA Composite all

Fixed Maturities

As of September 30, 2003, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 4.4 billion and represented 59.3% of total investment portfolio including cash and cash equivalents (80.7% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 943.0 million, or 27.4%, from December 31, 2002. This increase was driven by 2003 cash flows from operations, the reinvestment in 2003 of proceeds received in late 2002 from our guaranteed subordinated notes, and unrealized gains on fixed maturities.

To protect our balance sheet from a possible rise of the yield curves, we reduced the modified duration of our bond portfolio, excluding HTM securities, to 3.6. Additionally we created a portfolio of “held-to-maturity” government bonds totaling US$ 417 million, (or 9.5% of our fixed income portfolio, excluding the Funds Withheld Asset) of which US$ 308 million were transferred from AFS to HTM and US$ 109 million were directly invested from operational cash flow.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of Sept. 30, 2003	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

One year through five years	2,008.5	50.6%	98.6	23.7%
Five years through ten years	607.3	15.3%	281.0	67.4%
Over ten years	83.2	2.1%	37.0	8.9%

Subtotal	2,699.0	68.0%	416.6	100.0%
Mortgage and asset-backed securities	850.6	21.4%	—	—
Unit trust bonds	419.9	10.6%	—	—

Total as of September 30, 2003	3,969.5	100.0%	416.6	100.0%

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of September 30, 2003, approximately 98.9% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 80.8% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of Sept. 30, 2003	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

AAA/Aaa	3,140.6	79.1%	402.6	96.6%
AA/Aa2	426.1	10.7%	14.0	3.4%
A/A2	356.7	9.0%	—	—
BBB/Baa2	5.8	0.2%	—	—
BB	10.0	0.2%	—	—
Not rated*	30.3	0.8%	—	—

Total as of September 30, 2003	3,969.5	100.0%	416.6	100.0%

*	primarily investments in unrated funds whose underlying securities are rated A or better.

Equity Securities

As of September 30, 2003, our equity securities portfolio had a carrying value of US$ 735.8 million. This represents an increase in carrying value of US$ 205.0 million, or 38.6%, from December 31, 2002. This increase was primarily due to purchases as well as unrealized gains due to the continued recovery of the capital markets and changes in currency translation due to the weakening of the US dollar. This brought our equity allocation, excluding our investment in PSP Swiss Property AG, back to approximately 9.0% of our total investment portfolio as of September 30, 2003, including cash and cash equivalents.

Substantially our entire equity portfolio consists of listed securities, held directly or through funds. The majority of our equity portfolio is in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Funds Withheld Asset

The transfer of Converium AG’s historical reinsurance business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits), on the business to which the Quota Share Retrocession Agreement applies. As of September 30, 2003, the Funds Withheld Asset was US$ 1,582.9 million. The decrease of US$ 65.2 million over 2002 was substantially due to paid claims, offset by changes in foreign exchange rates.

The table below shows the distribution of the Funds Withheld Asset by currency as of September 30, 2003 and December 31, 2002.

	Sept. 30, 2003	Dec. 31, 2002

U.S. dollars	50%	53%
U.K. pounds	25%	23%
Euro	19%	19%
Australian dollars	2%	2%
Japanese yen	2%	2%
Swiss franc	2%	1%

Total	100%	100%

Weighted average interest rate	5.3%	5.3%

The Funds Withheld Asset is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement, and is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

Short-term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of September 30, 2003, we had short-term investments with a carrying value of US$ 217.2 million, representing 2.9% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2002 were US$ 318.0 million, and included US$ 193.7 million in proceeds received on December 23, 2002 from the issuance of our guaranteed subordinated notes. These proceeds were substantially invested in January 2003.

Real Estate

As of September 30, 2003, we had US$ 140.7 million of investments in commercial and residential real estate, most of which were located in Switzerland, and our direct real estate portfolio represented 1.9% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 7.5% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 69.4 million as of September 30, 2003.

Premiums Receivable

We had premiums receivable of US$ 2.2 billion at September 30, 2003 compared to US$ 1.7 billion at

December 31, 2002, an increase of US$ 505.5 million, or 29.4%. This increase is due to strong growth in premium volume in 2003. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until sometime in the future. Current premiums receivable represented 8.8% and 7.6% of total premiums receivable at September 30, 2003 and December 31, 2002, respectively, and accrued premiums receivable represented 91.2% and 92.4%, respectively.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At September 30, 2003, Converium holds US$ 754.4 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of September 30, 2003, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.7 billion on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances. This amount remains virtually unchanged since December 31, 2002. Recoverables from retrocessionaires relating to contracts in arbitration were 7.8% of equity at September 30, 2003. Allowances of US$ 24.5 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at September 30, 2003, compared to US$ 17.4 million at December 31, 2002.

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense (LAE) reserves of US$ 7.5 billion at September 30, 2003, compared to US$ 6.8 billion at December 31, 2002, an increase of US$ 686.9 million, or 10.1%. The increase in our reserve position is due to reserves on current year business, offset by claim payments.

Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses were US$ 6.0 billion at September 30, 2003, compared to US$ 5.4 billion at December 31, 2002, an increase of US$ 675.3 million, or 12.6%. Gross reserves for future life benefits were US$ 478.7 million at September 30, 2003 compared to US$ 371.7 million at December 31, 2002.

Shareholders’ Equity

As of September 30, 2003, we had total shareholders’ equity of US$ 1,940.0 million (US$ 48.77 per share) compared to US$ 1,738.0 million (US$ 43.55 per share) as of December 31, 2002, an increase of US$ 202.0 million (US$ 5.22 per share). This increase is mainly comprised of net income of US$ 128.9 million and an increase in other comprehensive income of US$ 105.0 million, offset by dividends to shareholders of US$ 29.2 million. We believe that our capital, liquidity, and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

Cash Flows and Liquidity Sources

	Nine months ended Sept. 30

(US$ million)	2003	2002

Cash provided by operating activities	904.0	648.6
Reimbursement of reinsurance recoverables in dispute	—	136.7
Cash provided by operating activities, excluding reimbursement of reinsurance recoverables in dispute	904.0	511.9

We held cash and cash equivalents of US$ 294.3 million as of September 30, 2003 compared to US$ 361.5 million as of December 31, 2002. Our cash balances at the end of both periods include a relatively high level of cash held by our investment managers for duration matching purposes.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 904.0 million for the nine months ended September 30, 2003 compared to US$ 648.6 million for the nine months ended September 30, 2002, an increase of US$ 255.4 million, or 39.4%. This increase was driven by improved operating performance, including strong premium growth. The 2002 number reflects a US$ 136.7 million reimbursement of reinsurance recoverables in dispute received in the second quarter of 2002. Cash provided by operating activities was US$ 331.4 million for the three months ended September 30, 2003, compared to US$ 235.2 million for the third quarter of 2002.

Business development

Converium’s financial results for 2003 were primarily driven by profitable growth in Standard Property & Casualty Reinsurance and Specialty Lines, the continued solid performance in non-life underwriting as well as the current conditions in the capital markets.

The following discusses Converium’s segment results for the three and nine months ended September 30, 2003 and 2002. A reconciliation of segment results to income before taxes is as follows:

	Three months ended		Nine months ended
	Sept. 30		Sept. 30

(US$ million)	2003	2002	2003	2002

Segment income (loss):
Standard Property & Casualty Reinsurance	50.8	6.8	160.6	59.5
Specialty Lines	34.1	-5.3	56.3	-1.6
Life & Health Reinsurance	-14.8	-8.4	-13.4	-2.9
Corporate Center	-8.1	-7.5	-24.3	-22.6
Other (loss) income	—	-23.5	-4.4	-19.9
Interest expense	-6.9	-3.4	-23.9	-11.4

Income (loss) before taxes	55.1	-41.3	150.9	1.1

Standard Property & Casualty Reinsurance:

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	383.4	306.0	1,384.3	1,154.4
Net premiums written	338.9	304.7	1,279.6	1,118.0
Net premiums earned	422.9	337.9	1,210.1	1,039.6
Total investment results	20.9	36.0	73.1	65.4
Segment income	50.8	6.8	160.6	59.5
Loss ratio non-life	66.2%	87.7%	66.0%	73.1%
Underwriting expense ratio non-life	23.5%	16.0%	22.6%	22.6%
Administration expense ratio non-life	4.0%	5.4%	4.0%	4.5%
Combined ratio non-life	93.7%	109.1%	92.6%	100.2%
Retention ratio (net premiums written divided by gross premiums written)	88.4%	99.6%	92.4%	96.8%

Standard Property & Casualty Reinsurance reported segment income of US$ 50.8 million and US$ 6.8 million for the three months ended September 30, 2003 and 2002, respectively. It reported segment income of US$ 160.6 million and US$ 59.5 million for the nine months ended September 30, 2003 and 2002, respectively. The increase in segment income in 2003 was primarily attributable to:

•	The loss ratio decreased by 21.5 percentage points and 7.1 percentage points for the three and nine months ended September 30, 2003, respectively, versus the same periods in 2002. In the third quarter of 2002, Standard Property & Casualty Reinsurance experienced US$ 50.0 million in losses from the European floods and US$ 28.6 million in net adverse loss development on prior years’ business, primarily from the motor and property lines (2002 year-to-date US$ 35.6 million).

Segment income was not materially impacted by developments of prior years’ reserves. In the third quarter of 2003, positive development of prior years’ reserves on property lines was largely offset by development of the motor portfolio. As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. The Standard Property & Casualty Reinsurance segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

•	The investment results and return for the nine months ended September 30, 2003 were positively impacted by the recovery of the global capital markets.

These improvements were somewhat offset by an increase of 7.5 percentage points in the underwriting expense ratio in the third quarter of 2003, from 16.0% for 2002 to 23.5% for 2003. The 2002 third quarter ratio was lowered as a result of a cumulative catch-up for common accounts in the Lloyds capital provision and qualifying quota share business.

For the nine months ended September 30, 2003, gross premiums written increased 19.9% or US$ 229.9 million to US$ 1,384.3 million (2002: US$ 1,154.4 million), net premiums written increased 14.5% or US$ 161.6 million to US$ 1,279.6 million (2002: US$ 1,118.0 million), and net premiums earned increased 16.4% or US$ 170.5 million to US$ 1,210.1 million (2002: US$ 1,039.6 million).

For the nine months ended September 30, 2003, premium growth in Standard Property & Casualty Reinsurance by line of business included:

•	Property (net premiums written in 2003 increased by 16.8% or US$ 85.9 million to US$ 596.4 million);

•	Liability (net premiums written in 2003 increased by 30.6% or US$ 49.2 million to US$ 209.8 million); and

•	Motor (net premiums written in 2003 increased by 14.3% or US$ 48.6 million to US$ 387.7 million).

The above increases reflect strong market conditions and were offset by a decrease in net premiums written in miscellaneous standard lines.

Specialty Lines:

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	543.5	373.3	1,532.3	1,121.6
Net premiums written	474.7	336.2	1,405.6	1,044.4
Net premiums earned	408.2	350.6	1,231.7	1,009.7
Total investment results	28.0	46.2	96.5	83.1
Segment income (loss)	34.1	-5.3	56.3	-1.6
Loss ratio non-life	72.3%	92.1%	78.0%	83.8%
Underwriting expense ratio non-life	21.5%	17.0%	20.7%	19.7%
Administration expense ratio non-life	4.0%	5.8%	4.0%	4.7%
Combined ratio non-life	97.8%	114.9%	102.7%	108.2%
Retention ratio (net premiums written divided by gross premiums written)	87.3%	90.1%	91.7%	93.1%

Specialty Lines reported a segment income of US$ 34.1 million for the three months and US$ 56.3 million for the nine months ended September 30, 2003, respectively, compared to a segment loss of US$ 5.3 million and US$ 1.6 million, respectively, for the same periods in 2002. The increase in segment income in 2003 was primarily attributable to:

•	The loss ratio decreased by 19.8 percentage points and 5.8 percentage points for the three and nine months ended September 30, 2003, respectively, versus the same periods in 2002. In the third quarter of 2002, Specialty Lines experienced US$ 31.0 million in net adverse loss development on prior years’ business (2002 year-to-date US$ 48.4 million), primarily from the professional liability and other specialty liability line of business.

Segment income was not materially impacted by developments of prior years’ reserves. In the third quarter of 2003, positive development of prior years’ reserves on aviation & space was largely offset by development of workers’ compensation. As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. The Specialty Lines segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

•	The investment results and return for the nine months ended September 30, 2003 were positively impacted by the recovery of the global capital markets.

These improvements were somewhat offset by an increase of 4.5 percentage points in the underwriting expense ratio in the third quarter of 2003, from 17.0% for 2002 to 21.5% for 2003. The 2002 third quarter ratio was lowered as a result of a cumulative catch-up in Lloyds Marketform and certain aviation business.

For the nine months ended September 30, 2003, gross premiums written increased 36.6% or US$ 410.7 million to US$ 1,532.3 million (2002: US$ 1,121.6 million), net premiums written increased 34.6 % or US$ 361.2 million to US$ 1,405.6 million (2002: US$ 1,044.4 million), and net premiums earned increased 22.0% or US$ 222.0 million to US$ 1,231.7 million (2002: US$ 1,009.7 million).

Specialty Lines’ growth was spread across most lines and primarily resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.

For the nine months ended September 30, 2003, premium growth in Specialty Lines included:

•	Professional liability and other specialty liability (net premiums written in 2003 increased by 41.5% or US$ 144.9 million to US$ 494.3 million), which grew as a result of the improving directors and officers market in the United States, and, in the third quarter of 2003, new business written in North America and sourced through the London broker market;

•	Workers’ compensation (net premiums written in 2003 increased by 40.4% or US$ 62.7 million to US$ 217.9 million), which grew as a result of the renewal of a large program in 2003;

•	Agribusiness (net premiums written in 2003 increased by 307.0% or US$ 49.4 million to US$ 65.5 million), whose growth reflects the hardening market which resulted from the exit of several insurers and reinsurers in mid-to-late 2002;

•	Aviation & Space (net premiums written in 2003 increased by 17.6% or US$ 39.8 million to US$ 266.7 million); and

•	Credit & Surety (net premiums written in 2003 increased by 21.4% or US$ 32.1 million to US$ 182.1 million).

Life & Health Reinsurance:

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	82.7	65.7	305.5	242.7
Net premiums written	73.8	56.4	286.1	226.4
Net premiums earned	87.5	66.3	273.6	222.6
Total investment results	4.0	6.6	13.8	12.0
Segment loss	-14.8	-8.4	-13.4	-2.9
Underwriting expense ratio non-life	16.8%	26.8%	19.9%	20.3%
Administration expense ratio non-life	5.4%	6.8%	4.1%	4.4%
Retention ratio (net premiums written divided by gross premiums written)	89.2%	85.8%	93.6%	93.3%

Life & Health Reinsurance reported a segment loss of US$ 14.8 million for the three months and US$ 13.4 million for the nine months ended September 30, 2003, respectively, compared to a segment loss of US$ 8.4 million and US$ 2.9 million, respectively, for the same periods in 2002. The decrease in segment results in 2003 was primarily attributable to the development on a closed block of Guaranteed Minimum Death Benefit (GMDB) business. In the third quarter of 2003, Converium’s Life & Health Reinsurance segment reported a technical result of US$ -20.7 million for its GMDB book, respectively US$ -4.0 million for the third quarter of 2002 (2003 year-to-date US$ -35.3 million; 2002 year-to-date: US$ -4.0 million).

In the three months ended September 30, 2003, based on in-depth analyses, a substantially enhanced model, and best estimates applied as assumptions for all key parameters, the Life & Health Reinsurance segment strengthened the total net reserves of its Guaranteed Minimum Death Benefit (GMDB) business by US$ 14.3 million to US$ 58.1 million. Converium has secured the ability to call upon additional reinsurance protection of up to

US$ 75.0 million over the strengthened reserve levels at September 30, 2003. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions — i.e. mortality risks, lapse rate risks, withdrawal rate risks, and investment risks incorporated in our models. The net amount at risk further decreased to US$ 1.0 billion as per September 30, 2003.

In the first nine months of 2003, gross premiums written increased 25.9% or US$ 62.8 million to US$ 305.5 million (2002: US$ 242.7 million), net premiums written increased 26.4% or US$ 59.7 million to US$ 286.1 million (2002: US$ 226.4 million), and net premiums earned increased 22.9% or US$ 51.0 million to US$ 273.6 million (2002: US$ 222.6 million).

For the first nine months of 2003, premium growth in the Life & Health Reinsurance segment included:

•	Accident & Health (net premiums written in 2003 increased by 38.1% or US$ 44.0 million to US$ 159.5 million). This growth was primarily as a result of the further development of this line of business, which Converium began to underwrite in North America in 2001, as well as growth of business written in Continental Europe.

Corporate Center:

	Three months ended Sept. 30		Nine months ended Sept. 30

(US$ million)	2003	2002	2003	2002

Operating and administration expenses	-8.1	-7.5	-24.3	-22.6

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. The Corporate Center reported operating and administration expenses of US$ 8.1 million and US$ 24.3 million for the three months and nine months ended September 30, 2003, respectively, compared to US$ 7.5 million and US$ 22.6 million over the same period in 2002. The increase primarily arose from expenditures to support the growth in operations and the weakening of the US Dollar.

Cautionary note regarding forward-looking statements

This document contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements. In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we reinsure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	failure to prevail in any current or future arbitration or litigation

•	risks associated with implementing our business strategies

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Group

Interim statements of income (unaudited)

	Three months ended Sept. 30,		Nine months ended Sept. 30,

(US$ million, except per share information)	2003	2002	2003	2002

Revenues
Gross premiums written	1,009.6	745.0	3,222.1	2,518.7
Less ceded premiums written	-122.2	-47.7	-250.8	-129.9
Net premiums written	887.4	697.3	2,971.3	2,388.8
Net change in unearned premiums	31.2	57.5	-255.9	-116.9
Net premiums earned	918.6	754.8	2,715.4	2,271.9
Net investment income	54.2	58.9	177.2	191.9
Net realized capital (losses) gains	-1.3	29.9	6.2	-31.4
Other (loss) income	—	-23.5	-4.4	-19.9
Total revenues	971.5	820.1	2,894.4	2,412.5
Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	-662.2	-678.5	-1,994.9	-1,789.0
Underwriting acquisition costs	-201.8	-131.3	-582.3	-478.7
Other operating and administration expenses	-45.5	-48.2	-142.4	-132.3
Interest expense	-6.9	-3.4	-23.9	-11.4
Total benefits, losses and expenses	-916.4	-861.4	-2,743.5	-2,411.4
Income (loss) before taxes	55.1	-41.3	150.9	1.1
Income tax (expense) benefit	-10.8	35.7	-22.0	24.9
Net income (loss)	44.3	-5.6	128.9	26.0
Basic earnings (loss) per share	1.12	-0.14	3.24	0.65
Diluted earnings (loss) per share	1.10	-0.14	3.20	0.64

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Interim balance sheets

(US$ million, except share information)	Sept. 30 2003	Dec. 31 2002

	(unaudited)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	416.6	—
Available-for-sale securities:
Fixed maturities	3,969.5	3,443.1
Equity securities	735.8	530.8
Other investments	181.0	177.3
Short-term investments	217.2	318.0
Total investments	5,520.1	4,469.2
Funds Withheld Asset	1,582.9	1,648.1
Total invested assets	7,103.0	6,117.3
Other assets
Cash and cash equivalents	294.3	361.5
Premiums receivable:
Current	195.8	131.9
Accrued	2,031.0	1,589.4
Reinsurance assets:
Underwriting reserves	1,667.4	1,627.7
Insurance balances receivable, net	245.8	239.9
Funds held by reinsureds	1,154.1	935.9
Deferred policy acquisition costs	364.9	264.9
Deferred income taxes	338.9	391.8
Other assets	496.5	390.7
Total assets	13,891.7	12,051.0
Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	7,508.2	6,821.3
Unearned premiums, gross	1,481.5	1,170.7
Future life benefits, gross	478.7	371.7
Other reinsurance liabilities	1,022.4	661.6
Funds held under reinsurance contracts	506.6	429.5
Deferred income taxes	140.3	133.9
Accrued expenses and other liabilities	423.6	333.9
Debt	390.4	390.4
Total liabilities	11,951.7	10,313.0
Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,781,823 and 39,904,647 shares outstanding, respectively)	253.0	253.0
Additional paid-in capital	1,332.3	1,330.9
Treasury stock	-8.7	-3.3
Unearned stock compensation	-5.0	-10.0
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of taxes	93.2	-53.3
Cumulative translation adjustments	72.4	113.9
Total accumulated other comprehensive income	165.6	60.6
Retained earnings	202.8	106.8
Total equity	1,940.0	1,738.0
Total liabilities and equity	13,891.7	12,051.0

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Interim statements of cash flows (unaudited)

	Nine months ended Sept. 30

(US$ million)	2003	2002

Cash flows from operating activities
Net income	128.9	26.0
Adjustments for
Net realized capital (gains) losses on investments	-6.2	31.4
Amortization of premium/discount	32.2	9.0
Depreciation and amortization	22.5	30.9
Total adjustments	48.5	71.3
Changes in operational assets and liabilities
Deferred policy acquisition costs	-87.6	-9.6
Reinsurance assets	-11.7	386.9
Funds held by reinsureds	-162.9	-48.7
Funds Withheld Asset	116.6	36.3
Premiums receivable	-446.3	-545.1
Unearned premiums, gross	267.4	126.3
Losses and loss adjustment expenses, gross	502.4	558.4
Future life benefits, gross	95.1	59.5
Funds held under reinsurance contracts	68.1	7.9
Other reinsurance liabilities	316.8	0.4
Net income taxes	24.9	-51.3
Net changes in all other operational assets and liabilities	43.8	30.3
Total changes in operational assets and liabilities	726.6	551.3
Cash provided by operating activities	904.0	648.6
Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	-108.9	—
Proceeds from sales and maturities of fixed maturities available-for-sale	2,786.1	2,045.5
Purchases of fixed maturities available-for-sale	-3,553.3	-1,878.9
Cash flows from investing activities (fixed maturities)	-876.1	166.6
Proceeds from sales of equity securities	41.0	375.5
Purchases of equity securities	-182.0	-582.0
Cash flows from investing activities (equity securities)	-141.0	-206.5
Net decrease in short-term investments	108.3	0.1
Proceeds from sales of other assets	25.1	24.5
Purchases of other assets	-62.7	-41.5
Cash flows from investing activities (other)	70.7	-16.9
Net cash used in investing activities	-946.4	-56.8
Cash flows from financing activities
Purchases of common shares	-5.4	-10.3
Proceeds from issuance of common shares	—	0.2
Dividends to shareholders	-29.2	—
Net cash used in financing activities	-34.6	-10.1
Effect of exchange rate changes on cash and cash equivalents	9.8	19.2
Change in cash and cash equivalents	-67.2	600.9
Cash and cash equivalents as of January 1	361.5	420.5
Cash and cash equivalents as of September 30	294.3	1,021.4

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Interim statement of changes in equity (unaudited)

					Accumulated
		Additional		Unearned	other
	Common	paid-in	Treasury	stock	comprehensive	Retained	Total
(US$ million)	stock	capital	stock	compensation	income (loss)	earnings	equity

Balance, December 31, 2002	253.0	1,330.9	-3.3	-10.0	60.6	106.8	1,738.0
Net income	—	—	—	—	—	128.9	128.9
Dividends to shareholders	—	3.7	—	—	—	-32.9	-29.2
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	146.5	—	146.5
Translation adjustments	—	—	—	—	-41.5	—	-41.5
Total comprehensive income	—	—	—	—	105.0	—	105.0
Purchases of common shares	—	—	-5.4	—	—	—	-5.4
Amortization of stock compensation	—	-2.3	—	5.0	—	—	2.7
Balance, September 30, 2003	253.0	1,332.3	-8.7	-5.0	165.6	202.8	1,940.0

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Notes to the interim financial statements (unaudited)
Schedule of segment data

	Standard
	Property & Casualty				Total		Life & Health
(US$ million)	Reinsurance		Specialty Lines		Non-life consolidated		Reinsurance		Corporate Center		Total consolidated

Three months ended September 30	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Gross premiums written	383.4	306.0	543.5	373.3	926.9	679.3	82.7	65.7	—	—	1,009.6	745.0
Less ceded premiums written	-44.5	-1.3	-68.8	-37.1	-113.3	-38.4	-8.9	-9.3	—	—	-122.2	-47.7
Net premiums written	338.9	304.7	474.7	336.2	813.6	640.9	73.8	56.4	—	—	887.4	697.3
Net change in unearned premiums	84.0	33.2	-66.5	14.4	17.5	47.6	13.7	9.9	—	—	31.2	57.5
Net premiums earned	422.9	337.9	408.2	350.6	831.1	688.5	87.5	66.3	—	—	918.6	754.8
Total investment results	20.9	36.0	28.0	46.2	48.9	82.2	4.0	6.6	—	—	52.9	88.8
Total revenues	443.8	373.9	436.2	396.8	880.0	770.7	91.5	72.9	—	—	971.5	843.6
Losses, loss adjustment expenses & life benefits	-280.1	-296.5	-295.2	-323.0	-575.3	-619.5	-86.9	-59.0	—	—	-662.2	-678.5
Underwriting acquisition costs	-99.4	-54.0	-87.7	-59.5	-187.1	-113.5	-14.7	-17.8	—	—	-201.8	-131.3
Other operating and administration expenses	-13.5	-16.6	-19.2	-19.6	-32.7	-36.2	-4.7	-4.5	-8.1	-7.5	-45.5	-48.2
Benefits, losses and expenses	-393.0	-367.1	-402.1	-402.1	-795.1	-769.2	-106.3	-81.3	-8.1	-7.5	-909.5	-858.0
Segment income (loss)	50.8	6.8	34.1	-5.3	84.9	1.5	-14.8	-8.4	-8.1	-7.5	62.0	-14.4
Other income (loss)	—	—	—	—	—	—	—	—	—	—	—	-23.5
Interest expense	—	—	—	—	—	—	—	—	—	—	-6.9	-3.4
Income (loss) before taxes	—	—	—	—	—	—	—	—	—	—	55.1	-41.3
Income tax (expense) benefit	—	—	—	—	—	—	—	—	—	—	-10.8	35.7
Net income (loss)	—	—	—	—	—	—	—	—	—	—	44.3	-5.6
Ratios
Loss ratio (Losses divided by net premiums earned)	66.2%	87.7%	72.3%	92.1%	69.2%	90.0%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	23.5%	16.0%	21.5%	17.0%	22.5%	16.5%	16.8%	26.8%
Administration expense ratio (Other operating and administration expenses divided by net premiums written and for Life & Health Reinsurance net premiums earned)	4.0%	5.4%	4.0%	5.8%	4.0%	5.6%	5.4%	6.8%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	93.7%	109.1%	97.8%	114.9%	95.7%	112.1%

Converium Group
Notes to the interim financial statements (unaudited)
Schedule of segment data

	Standard
	Property & Casualty				Total		Life & Health
(US$ million)	Reinsurance		Specialty Lines		Non-life consolidated		Reinsurance		Corporate Center		Total consolidated

Nine months ended September 30	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Gross premiums written	1,384.3	1,154.4	1,532.3	1,121.6	2,916.6	2,276.0	305.5	242.7	—	—	3,222.1	2,518.7
Less ceded premiums written	-104.7	-36.4	-126.7	-77.2	-231.4	-113.6	-19.4	-16.3	—	—	-250.8	-129.9
Net premiums written	1,279.6	1,118.0	1,405.6	1,044.4	2,685.2	2,162.4	286.1	226.4	—	—	2,971.3	2,388.8
Net change in unearned premiums	-69.5	-78.4	-173.9	-34.7	-243.4	-113.1	-12.5	-3.8	—	—	-255.9	-116.9
Net premiums earned	1,210.1	1,039.6	1,231.7	1,009.7	2,441.8	2,049.3	273.6	222.6	—	—	2,715.4	2,271.9
Total investment results	73.1	65.4	96.5	83.1	169.6	148.5	13.8	12.0	—	—	183.4	160.5
Total revenues	1,283.2	1,105.0	1,328.2	1,092.8	2,611.4	2,197.8	287.4	234.6	—	—	2,898.8	2,432.4
Losses, loss adjustment expenses and life benefits	-798.7	-760.0	-961.1	-846.4	-1,759.8	-1,606.4	-235.1	-182.6	—	—	-1,994.9	-1,789.0
Underwriting acquisition costs	-273.1	-234.8	-254.7	-198.7	-527.8	-433.5	-54.5	-45.2	—	—	-582.3	-478.7
Other operating and administration expenses	-50.8	-50.7	-56.1	-49.3	-106.9	-100.0	-11.2	-9.7	-24.3	-22.6	-142.4	-132.3
Benefits, losses and expenses	-1,122.6	-1,045.5	-1,271.9	-1,094.4	-2,394.5	-2,139.9	-300.8	-237.5	-24.3	-22.6	-2,719.6	-2,400.0
Segment income (loss)	160.6	59.5	56.3	-1.6	216.9	57.9	-13.4	-2.9	-24.3	-22.6	179.2	32.4
Other loss	—	—	—	—	—	—	—	—	—	—	-4.4	-19.9
Interest expense	—	—	—	—	—	—	—	—	—	—	-23.9	-11.4
Income before taxes	—	—	—	—	—	—	—	—	—	—	150.9	1.1
Income tax (expense) benefit	—	—	—	—	—	—	—	—	—	—	-22.0	24.9
Net income	—	—	—	—	—	—	—	—	—	—	128.9	26.0
At September 30, 2003
Reinsurance assets — underwriting reserves	587.3		957.8		1,545.1		122.3		—		1,667.4
Losses and loss adjustment expenses, gross	3,097.9		4,276.4		7,374.3		133.9		—		7,508.2
Future life benefits, gross	—		—		—		478.7		—		478.7
Ratios
Loss ratio (Losses divided by net premiums earned)	66.0%	73.1%	78.0%	83.8%	72.1%	78.4%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.6%	22.6%	20.7%	19.7%	21.6%	21.2%	19.9%	20.3%
Administration expense ratio (Other operating and administration expenses divided by net premiums written and for Life & Health Reinsurance net premiums earned)	4.0%	4.5%	4.0%	4.7%	4.0%	4.6%	4.1%	4.4%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	92.6%	100.2%	102.7%	108.2%	97.7%	104.2%

Converium Group

Notes to the interim financial statements (unaudited-continued)

1. Basis of preparation

The interim financial statements for Converium Group (“Converium”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2003, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2002. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

2. New accounting pronouncements

SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard is effective for exit or disposal activities that are initiated after December 31, 2002 and did not have a material impact on the financial condition or results of operations of Converium.

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on the financial condition or results of operations of Converium.

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard did not have a material impact on Converium.

Statement of Position (“SOP”) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. The SOP is not expected to have a material impact on the financial condition or results of operations of Converium.

3. Foreign currency translation and transactions

Table 3.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial in 2003. Converium had realized currency losses of US$ 17.7 million and US$ 19.9 million for the three and nine months ended September 30, 2002, respectively.

Table 3.1

Exchange rates

			Statements of income
	Balance sheets		and cash flows

	Sept. 30, 2003	Dec. 31, 2002	Sept. 30, 2003	Sept. 30, 2002

British pound	1.6603	1.6027	1.6108	1.4794
Euro	1.1537	1.0476	1.1119	0.9264
100 Japanese yen	0.8998	0.8437	0.8452	0.7939
Swiss franc	0.7486	0.7206	0.7366	0.6315

4. Segment reorganization

In October 2003, Converium implemented changes to its organizational and financial reporting structures. At the time of its IPO in December 2001, Converium adopted an organizational model based on geography. This was largely driven by the historical development of its then parent, Zurich Financial Services.

Over its first 22 months as an independent reinsurer, Converium has become more globally integrated and has seen its business strategy evolve. As a result, the issues of legal entity and geography have become less relevant criteria when evaluating business strategy and capital and resource allocation.

The new segment structure centers on global functional areas and replaces the current structure, which was primarily based on geography. There are now three new global business segments by which we set strategy and measure results: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance. The lines of business by segment are as follows:

Standard Property & Casualty Reinsurance:

•	General Third Party Liability,

•	Motor,

•	Personal Accident (assumed from non-life insurers), and

•	Property

Specialty Lines:

•	Agribusiness,

•	Aviation & Space,

•	Credit & Surety,

•	Engineering,

•	Marine & Energy,

•	Professional Liability and other Specialty Liability, and

•	Workers’ Compensation

Life & Health Reinsurance:

•	Life and Disability, and

•	Accident & Health

In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

The changes in the segment structure do not change the previously disclosed consolidated results.

5. Investments

Converium had net realized capital losses for the three months ended September 30, 2003 of US$ 1.3 million, compared to net realized capital gains of US$ 29.9 million for the same period of 2002. In 2002, the net realized capital gains were primarily due to the restructuring of the North American fixed income portfolio, resulting in gains of US$ 52.9 million. These gains were offset by impairment charges and realized capital losses on equity securities following the continued deterioration in global capital markets.

Converium had net realized capital gains for the nine months ended September 30, 2003 of US$ 6.2 million, compared to net realized capital losses of US$ 31.4 million for the same period of 2002. Included in the 2002 realized amounts were gains on the restructuring of the North American fixed income portfolio of US$ 52.9 million, offset by losses on the restructuring of the North American equity portfolio of US$ 32.7 million, total impairment charges of US$ 30.7 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

Converium recorded US$ 3.0 million and US$ 9.2 million of impairment charges for the three months and US$ 24.9 million and US$ 30.7 million for the nine months ended September 30, 2003 and 2002, respectively. Converium’s impairment policy for fixed income and equity securities requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, Converium impairs additional securities based on prevailing market conditions. To continue to adhere to emerging asset impairment standards, starting with the second quarter, Converium further reinforced our already strict impairment rules. Now, any declines in value on our equity portfolio over a period of more than twelve months are recorded as realized capital losses. In the third quarter of 2003, this change resulted in additional impairment charges of US$ 2.7 million.

To protect Converium’s balance sheet from a possible rise of the yield curves, Converium reduced the modified duration of our bond portfolio, excluding HTM securities, to 3.6. Additionally Converium created a portfolio of “held-to-maturity” government bonds totaling US$ 417 million, (or 9.5% of our fixed income portfolio, excluding the Funds Withheld Asset) of which US$ 308 million were transferred from AFS to HTM and US$ 109 million were directly invested from operational cash flow.

Table 5.1

Investments in fixed maturities and equity securities

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(US$ million)	2003	2002	2003	2002	2003	2002	2003	2002

Held-to-maturity
Fixed maturities:
Transferred in:
US government	279.1	—	15.8	—	—	—	294.9	—
Other governments	13.3	—	—	—	-0.7	—	12.6	—
Newly invested:
US government	88.0	—	—	—	—	—	88.0	—
Other governments	20.8	—	—	—	—	—	20.8	—

Total held-to-maturity	401.2	—	15.8	—	-0.7	—	416.3	—

Available-for-sale
Fixed maturities:
US government	1,654.4	1,497.1	37.9	23.4	-1.9	-2.5	1,690.4	1,518.0
Other governments	507.5	383.8	6.0	1.4	-1.2	-0.3	512.3	384.9
Corporate and other debt securities	905.2	706.9	12.6	9.6	-1.6	-3.3	916.2	713.2
Mortgage and asset-backed securities	843.9	821.5	8.6	5.6	-1.9	-0.1	850.6	827.0

Total	3,911.0	3,409.3	65.1	40.0	-6.6	-6.2	3,969.5	3,443.1

Equity securities	713.5	584.4	31.3	2.6	-9.0	-56.2	735.8	530.8

Total available-for-sale	4,624.5	3,993.7	96.4	42.6	-15.6	-62.4	4,705.3	3,973.9

The difference between the carrying value of “held-to-maturity” securities on the balance sheet and the cost or amortized cost value shown in the table above is the unamortized net unrealized gains on securities transferred from the “available-for-sale” category to the “held-to-maturity” category during 2003. This difference will be amortized over the life of the respective securities.

In order to conform to the current year’s presentation, a reclassification within accumulated other comprehensive income of US$ 18.7 million was made in 2003 between net unrealized gains (losses) on investments and cumulative translation adjustments. This reclassification had no impact on accumulated other comprehensive income or total equity.

6. Losses and loss adjustment expenses

Reserve Development

Pre-tax income was not materially impacted in 2003 by developments on prior years' reserves. In the third quarter of 2003, positive development of prior years' reserves on aviation & space and property business were partially offset by developments on the motor and workers' compensation portfolios. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Converium's book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In the third quarter of 2002, Converium’s results were impacted as a result of the recognition of a US$ 59.6 million and US$ 84.0 million provision for the three and nine months ended September 30, 2002, respectively, for net adverse loss development on prior years’ business. Converium’s net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

Guaranteed Minimum Death Benefit (GMDB) Business

In the three months ended September 30, 2003, based on in-depth analyses, a substantially enhanced model, and best estimates applied as assumptions for all key parameters, the Life & Health Reinsurance segment strengthened the total net reserves of its Guaranteed Minimum Death Benefit (GMDB) business by US$ 14.3 million to US$ 58.1 million. Converium has secured the ability to call upon additional reinsurance protection of up to US$ 75.0 million over the strengthened reserve levels at September 30, 2003. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions — i.e. mortality risks, lapse rate risks, withdrawal rate risks, and investment risks — incorporated in our models. The net amount at risk further decreased to US$ 1.0 billion as per September 30, 2003.

7. Income taxes

Converium had income tax expense of US$ 10.8 million and US$ 22.0 million for the three months and nine months ended September 30, 2003, respectively, compared to income tax benefits of US$ 35.7 million and US$ 24.9 million for the same periods in 2002. Our 2002 taxes reflect a benefit of US$ 23.7 million as the result of a ruling received from the Swiss tax authorities in the third quarter of 2002. The effective tax rate was 19.6% for the three months and 14.6% for the nine months ended September 30, 2003. The 2003 year-to-date effective tax rate was reduced by a change in expected tax rates in Switzerland in the first quarter.

8. Global Aerospace Underwriting Managers Limited (GAUM)

In March 2003 upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as part of its strategy to strengthen its long-term position in the aviation and satellite business. In addition, Converium entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium has committed 25% of the overall pool capacity. Previously, Converium had indirectly reinsured 9% of the pools managed by GAUM.

Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of £14.2 million (US$ 22.4 million) and is additionally obligated to pay certain deferred consideration associated with the underlying performance of GAUM’s in force business. Accordingly, the final cost of the acquisition will not be known with reasonable certainty for some time. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is £20.8 million (US$ 32.7 million). In March 2003, Converium, as a shareholder, provided a loan to GAUM in the amount of £12.6 million (US$ 19.8 million).

9. Converium Insurance (UK) Ltd

On May 27, 2003, the United Kingdom Financial Services Authority (“FSA”) granted Converium Insurance (UK) Ltd permission to conduct the business of insurance in the class of general liability business in the United Kingdom. On August 27, 2003 the FSA further granted the company permission to conduct the business of insurance in the classes of aircraft and aircraft liability in the United Kingdom. The company has been established for the purpose of supporting and strengthening Converium’s joint ventures and strategic business relationships, and will not operate as a general insurer. Converium Insurance (UK) Ltd is a wholly owned subsidiary of Converium Holding (UK) Ltd, which in turn is a 100% subsidiary of Converium Ltd.

Following its permission to write general liability business in May 2003, Converium Insurance (UK) Ltd had an initial capitalization level of £50 million (US$ 82.4 million). As a precondition of the permission of the FSA to write aircraft and aircraft liability business, the company increased its capital by £10 million (US$ 16.6 million) in August 2003. Accordingly at September 30, 2003 the capitalization level of Converium Insurance (UK) Ltd is £60 million (US$ 99.0 million).

As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the Medical Defence Union (MDU), from July 1, 2003. These insurance polices replaced policies formerly issued in the United Kingdom by Zurich Financial Services’ entities, the majority of which were reinsured by Converium. Converium has been the MDU’s joint venture partner in MDU Services Ltd for several years.

The FSA approval in respect of aircraft and aircraft liability business will allow Converium Insurance (UK) Ltd. to support Converium’s desire to consolidate and strengthen its long-term position in the aviation business.

10. Earnings per share

Converium Holding Ltd has purchased 197,650 shares during the first nine months of 2003 related to share-based compensation plans.

The following shows the average shares outstanding:

	Three months ended Sept. 30,		Nine months ended Sept. 30,

	2003	2002	2003	2002

Average shares outstanding (000’s)	39,798	39,956	39,833	39,990
Average shares outstanding diluted (000’s)	40,699	40,725	40,299	40,743

Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

11. Letter of Credit Facility

In July 2003, Converium successfully closed a US$ 900 million syndicated letter of credit facility with ABN AMRO, Barclays Capital and Commerzbank acting as lead arrangers.

This three-year syndicated letter of credit facility is available for Converium Ltd and its nominated subsidiaries as of July 1, 2003. The syndicate is comprised of 19 banks, which have committed their respective capacities.

The facility is guaranteed by Converium Ltd and will be used primarily to collateralize third-party claims related to the underwriting business of the Converium Group. As part of the transaction, Converium intends to roll into the facility an amount of approximately US$ 350 million of existing letters of credit, which were previously provided by certain syndicate banks on an individual basis.

As of December 31, 2002, Converium reported outstanding letters of credit of US$ 372 million to secure certain assumed reinsurance contracts. Converium is in the process of replacing the majority of the current letters of credit lines by the syndicated facility.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: Chief Executive Officer, Converium Holding AG

By:	/s/ Martin A. Kauer Name: Martin A. Kauer Title: Chief Financial Officer, Converium Holding AG

Date: October 28, 2003